Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

November 9, 2018

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Principal Funds, Inc. (the “Registrant”) (CIK 0000898745)
Request for Withdrawal of Post-Effective Amendment No. 1
File No. 033-59474, 811-07572

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, the Registrant hereby respectfully requests withdrawal of Post-Effective Amendment No. 1 (the "Amendment") to its registration statement on Form N-14 together with all exhibits filed therewith (Accession No. 0000898745-18-000850). The Amendment was filed with the Securities and Exchange Commission via EDGAR on November 1, 2018 pursuant to Rule 485(b) under the Act.

The Amendment was inadvertently filed on behalf of an incorrect Series number. The Registrant corrected the error and refiled the Amendment in proper form on November 2, 2018 (Accession No. 0000898745-18-000855).

If you would like to discuss this withdrawal request in further detail or if you have any questions, please contact me at 515-235-9328.
Very truly yours,
/s/ Adam U. Shaikh
Adam U. Shaikh
Assistant Counsel